U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-21479

                             CUSIP NUMBER: 019892108

(Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR For Period Ended: March 31, 2000

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form.Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant                              ALLSTAR SYSTEMS, INC.

Former Name if Applicable                            NOT APPLICABLE

Address of Principal Executive Office
 (Street and Number)                                 6401 SOUTHWEST FREEWAY
City, State and Zip Code                             HOUSTON, TEXAS 77074

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed. (Check box if appropriate)


    [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 ( 72,435), effective April 12, 1989, 54 F.R.
          10306.]

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Response:
On March 16, 2000 the Registrant entered into an agreement to sell certain assets of its IT Division and the ongoing operations of its Computer Products Division, subject to obtaining stockholder approval and other required consents. This transaction is expected to close on May 19, 2000. As a result of the timing of this transaction the Registrant needs additional time to comply with the provisions of APB Opinion 30 and cannot timely file its Form 10-Q without unreasonable expense and effort. The Registrant anticipates that the operations of this operating segment through the measurement date, March 16, 2000, will be reported as discontinued operations in the Registrant's Form 10-Q, along with the gain on disposal.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

                  JAMES H. LONG            (713)             795-2000
                  (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response:
As discussed in Part III above, the Registrant has entered into an agreement to sell certain assets and an operating segment subject to shareholder approval and other conditions to closing and expects this transaction to close in the second quarter. However, as a result of the presentation of this transaction on the Registrant's financial statements prior to its consummation, in accordance with APB Opinion 30, revenues for the fiscal quarter ended March 31, 2000 are anticipated to be $5,984,000 as compared to $4,318,000 in the same quarter of the previous year. The operations of the disposed segment will be reported as income from discontinued operations of $302,000. The gain on the sale of that segment will be reported as gain on disposal of $5,091,000.

                              ALLSTAR SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     MAY 15, 2000                           By:      /s/James H. Long
                                                James H. Long, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.